Filed by Westvaco Corporation
                           pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                         the Securities and Exchange Act of 1934
                                          Subject Company:  Westvaco Corporation
                                                       Commission File No.1-3013


The following message from John Luke, Jr. to the employees of Westvaco Corporation was released on October 8, 2001:


Date: October 8, 2001

To:   All Westvaco Employees

From:  John Luke, Jr.

Re:   Preparing for the MeadWestvaco Integration
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Since August 29, representatives from Mead and Westvaco have been meeting regularly to discuss the combination of our companies to create a powerful new enterprise. Excellent progress is being made.

Leading this effort is Jim Buzzard. He is supported by a steering committee, which is comprised of Karen Osar, Linda Schreiner and Wendell Willkie of Westvaco, and Tim McLevish, Ray Lane and Ian Miller of Mead. They are responsible for the development and implementation of plans to combine the two organizations. These senior officers of both companies are as excited as I am about the tremendous opportunities which we have before us.

MeadWestvaco will be an outstanding company in our field uniquely positioned with strong global platforms and growth in targeted markets and the potential to generate superior financial returns.

This will be accomplished by securing leading market positions with high-quality, value-added products and services in four core businesses--packaging, coated and specialty papers, consumer and office products and specialty chemicals. In each business segment, customer focus, innovation and integrity will represent the foundation for MeadWestvaco.

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                                       2

In pursuing our global growth strategies, this new enterprise will maintain a rigorous commitment to disciplined cost control, allocation of resources, and operating synergies. We will define and measure our approach to these disciplines for the benefit of customers, shareholders and our employees.

Our management team will be strong, employing a well-defined strategic process to maintain and enhance our core business franchise. This will be done by creating a steady stream of new businesses and new products in response to new global growth opportunities. Innovation and creativity will be vital, and they will shape our future. We will look to leverage our people's imagination and resourcefulness, and continue our steadfast commitment to employee health and safety and protection of our environment.
                         ---

The integration teams and the senior management sponsors are listed below. The responsibility of these teams will be to focus on those necessary activities to support the objectives of the integration, while supporting the creation of MeadWestvaco. The activities of these teams and the other important functions of the integration will be supported by a comprehensive communications process that will engage you as employees.

Successfully creating this new company will require a great deal of work. It will require talent and dedication to the goals and objectives for this new enterprise. It is a very powerful and compelling new platform ... and our success will depend heavily on your strong support.
                                    ------

Individual integration teams and the senior management sponsors are:

Coated Papers - Operations: Ian Millar, Mead, Jim Buzzard-Westvaco
Coated Papers - Sales & Marketing: Ian Millar, Mead, Jim Buzzard, Westvaco Coated Papers - Order Fulfillment: Ian Millar, Mead, Jim Buzzard, Westvaco Packaging - Primary: Ray Lane, Mead, Gil Gillespie, Westvaco
Consumer & Office Products, Envelopes: Neil McLachlan, Mead, John Taylor,
Westvaco
Forestry/Woodlands: Mark Watkins, Mead, Scott Wallinger, Westvaco
Information Technology - Infrastructure: Jim McGrane, Mead, Rod Elser,
Westvaco
Information Technology - Applications: Jim McGrane, Mead, Rod Elser, Westvaco Purchasing/Logistics: Peter Vogel, Mead, Bill Stewart, Westvaco
Research & Development: Mark Watkins, Mead, John Glomb, Westvaco

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                                       3

Engineering: Mark Watkins, Mead, Len Antell, Westvaco
Human Resources: Bob Rosenberger, Mead, Linda Schreiner, Westvaco
Finance & Accounting: Tim McLevish, Mead, Karen Osar, Westvaco
Legal/Public Affairs/Communications: Sue McDonnell, Mead, Wendell Willkie, Westvaco
Environmental, Health & Safety: Mark Watkins, Mead, Richard Burton, Westvaco

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The Mead Corporation and Westvaco Corporation have filed with the SEC a registration statement on Form S-4 on behalf of MW Holding Corporation containing a preliminary joint proxy statement/prospectus of Mead and Westvaco and other relevant documents concerning the proposed merger of Mead and Westvaco. Investors are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information on the proposed merger. Investors can obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). Investors should read the definitive joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decision.

Mead and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders. The directors and executive officers of Mead include: John G. Breen, Duane E. Collins, William E. Hoglund, James G. Kaiser, Robert J. Kohlhepp, John A. Krol, Susan J. Kropf, Raymond W. Lane, Sue K. McDonnell, Timothy R. McLevish, Ian Millar, Heidi G. Miller, Lee J. Styslinger, Jr., Jerome F. Tatar and J. Lawrence Wilson. Collectively, as of January 31, 2001, the directors and executive officers of Mead beneficially owned less than 1% of the outstanding shares of Mead's common stock (excluding shares subject to options). Westvaco and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Westvaco stockholders. The directors and executive officers of Westvaco include: James A. Buzzard, Michael E. Campbell, Dr. Thomas W. Cole, Jr., David F. D'Alessandro, Richard B. Kelson, Douglas S. Luke, John A. Luke, Jr., Robert C. McCormack, David E. McIntyre, Karen R. Osar, Jane L. Warner, Wendell L. Willkie, II and Richard A. Zimmerman. Collectively, as of November 30, 2000, the directors and executive officers of Westvaco beneficially owned less than 1% of the outstanding shares of Westvaco's common stock (excluding shares subject to options). Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied by the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each company's reports filed with the SEC.